

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

<u>Via E-mail</u>
Alan Brown
President
Tombstone Exploration Corporation
6529 East Freiss Dr.
Scottsdale, AZ 85254

> **Re:** **Tombstone Exploration Corporation**
> **Amendment No. 2 to Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed July 20, 2011**
> **File No. 0-29922**

Dear Mr. Brown:

We have reviewed your response dated July 19, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments we may have additional comments.

<u>Amendment No. 2 to Form 20-F for Fiscal Year Ended December 31, 2009</u>

<u>Consolidated Financial Statements, page F-1</u>

1. As stated by Louise M. Dorsey, Associate Chief Accountant, in her letter to Mr. Alan M. Brown dated February 14, 2011 you should provide cumulative financial data on an unaudited basis and label the cumulative financial data as "Unaudited" at the top of the appropriate columns. In addition, the report of your independent registered public accounting firm should not refer to cumulative financial data or other auditors. Please revise.

Notes to Consolidated Financial Statements, page F-6

Note 4. Common Shares, page F-10

2. We reviewed your response to comment 11 in our letter dated December 17, 2010. Please provide us with a detailed discussion of your accounting for consulting and other service agreements pursuant to which common shares are issued in payment and discuss the basis in GAAP for your accounting citing the authoritative literature applied. In doing so, please tell us:
   - the contractual term or range of terms of the agreements;
   - the contractual provisions relating to issuance of common stock and/or other equity securities (e.g. provisions that determine the nature and scope of the share-based payments);
   - when common stock and/or other equity securities are issued (e.g. when the agreements are entered into, as services are performed or when the services specified in the agreements have been completed) and the vesting terms of the share-based payments;
   - how you recognize, accrue and/or amortize the value of the services/equity instruments that are or will be issued; and
   - your basis in GAAP for recording common stock subscribed for common shares authorized for issuance in payment of services.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief